FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of October 2017

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Results of Annual General Meeting held on October 17, 2017

At the Annual General Meeting of shareholders held today, October 17, 2017, the following proposed resolutions set forth in the proxy statement filed under Form 6-K on September 6, 2017, were adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, Gavriel David Meron, David Rubner and Erez Meltzer to the Company’s Board of Directors, until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To re-elect Mr. Gad Dovev for a second term as an external director, to hold office for three (3) years, as of October 6, 2017, without modification of terms of office;

3.	To elect Ms. Lian Goldstein as an external director for a three (3) year term, commencing November 1, 2017;

4.	To approve an updated indemnification agreement in favor of the Company’s directors and officers, as described in the Proxy Statement;

5.
To approve a reverse split of the Company’s Ordinary Shares, such that every 5 Ordinary Shares in the reserved and issued share capital of the Company, NIS 0.6 nominal value each, will be consolidated into one Ordinary Share, of NIS 3.00 nominal value each, and to amend the Company’s Articles of Association and Memorandum of Association accordingly. No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded to the next whole number of shares;

6.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement;

7.	To approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the Soldering and Assembly Services Procedure with Nistec Ltd.;

8.	To approve the amended general engagement terms, processes and restrictions, as described in the Proxy Statement, of the PCB Purchase Procedure with Nistec Ltd.;

9.
To approve the appointment of Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company’s independent auditors, for the year ending December 31, 2017 and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the proxy statement filed under Form 6-K on September 6, 2017.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors
and Chief Executive Officer

Dated:  October 17, 2017